UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 4 April, 2007

ASX & MEDIA RELEASE
4 APRIL, 2007

NOVOGEN RENEGOTIATES PHENOXODIOL ANNUAL LICENCE PAYMENTS

Novogen Limited (ASX: NRT - Nasdaq: NVGN) has renegotiated with Marshall Edwards, Inc. (Nasdaq: MSHL) the timing of receipt of its annual $US8 million milestone licence payments for the investigational anti-cancer drug, phenoxodiol.

Under the terms of an amendment deed to the original licence agreement signed yesterday, the payment of future milestone licence fees due on 31 December, 2007 and each year subsequently will now commence at the end of the calendar year in which phenoxodiol first receives approval for marketing in the USA or any other country.

The marketing approval may be a result of Accelerated Approval of a New Drug Application by the U.S. Food and Drug Administration (FDA) or otherwise.

MSHL’s President and CEO, Mr. Christopher Naughton, said renegotiating the timing of the milestone licence fee payments would enable MSHL to focus its cash resources on completing the phenoxodiol phase III clinical trial Ovature, which was reviewed under a Special Protocol Assessment by FDA.

“The Ovature ovarian cancer clinical trial has now started and we look forward to patient recruitment continuing over the coming year; and it is appropriate that the future milestone licence payments will now only be due following phenoxodiol’s approval for marketing,” Mr. Naughton said.

MSHL is a US clinical oncology company and is 78.1 percent owned by Novogen

Novogen Limited, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular, and inflammatory diseases.

More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com

Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.